1290 AVENUE OF THE AMERICAS NEW YORK, NY 10104-0050 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM	MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,
LOS ANGELES, PALO ALTO,
SAN DIEGO, WASHINGTON, D.C.

NORTHERN VIRGINIA, DENVER,
SACRAMENTO, WALNUT CREEK

TOKYO, LONDON, BEIJING,
SHANGHAI, HONG KONG,
SINGAPORE, BRUSSELS
November 25, 2008

Writer’s Direct Contact 212.468.8025
mhagan@mofo.com
Ms. Jennifer Hardy, Branch Chief
Ms. Jessica Kane, Staff Attorney
Ms. Melissa Rocha, Staff Accountant
Mr. Terrence O’Brien, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	Asia Pacific Wire & Cable Corporation Limited

Registration Statement on Form F-1
Filed on October 2, 2008
File No. 333-153796

Form 20-F for the Fiscal Year Ended December 31, 2007
Filed on June 27, 2008
File No. 001-14542
Dear Ms. Hardy, Ms. Kane, Ms. Rocha and Mr. O’Brien:
     On behalf of Asia Pacific Wire & Cable Corporation Limited (the “Company”), this letter is in response to the comment letter dated October 29, 2008, from Ms. Hardy to Mr. Yuan Chun Tang, regarding the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Registration Statement on Form F-1 and the Form 20-F for the fiscal year ended December 31, 2007.
     The Company respectfully submits the following responses with respect to each comment contained in the comment letter. For the convenience of the Staff, we reproduce in bold the text of each numbered paragraph in the comment letter and follow with the Company’s responses. Concurrently with submission of this letter, Amendment No. 1 to the Registration Statement on Form F-1 is being electronically transmitted for filing with the Commission.

November 25, 2008
Page Two
     We understand that it is possible that the Staff may have additional questions upon review of these responses or may request supplemental information. We acknowledge that the Staff requires certain undertakings at the time of any request for acceleration of the effectiveness of the Company’s registration statement. We acknowledge further that the Staff should be provided with adequate time to review Amendment No. 1 to the Company’s registration statement. We wish to maintain a dialogue with the Staff in order to ensure that (i) the Company’s responses address adequately the comments of the Staff, (ii) the Staff has sufficient time to review the Company’s responses and (iii) the Company is in a position to request, and the Staff is able to grant, acceleration of the effectiveness of the Company’s registration statement at the earliest possible date. We remain at your disposal to respond to any questions or comments.

Very truly yours, /s/ Michael J. Hagan Michael J. Hagan

cc:	Mr. Yuan Chun Tang, Chairman and Chief Executive Officer Asia Pacific Wire & Cable Corporation Limited

November 25, 2008
Page Three
Form F-1
General
1.	We note that you have yet to file a legality opinion. Please file as soon as possible and please note that we may have further comments upon our review.
     The legality opinion is attached as Exhibit 5.1 to Amendment No. 1.
2.	Please revise to file a consent from your independent registered accounting firm as required by Item 601 of Regulation S-K.
     The consent from the Company’s independent registered accounting firm is attached as Exhibit 23.1 to Amendment No. 1.
Risk Factors, page 5
3.	On page 55, we note that you intend to apply for listing on either Nasdaq or the AMEX in 2008. If you intend to rely on Nasdaq Rule 4350(a) or AMEX Company Guide Section 110, which permits a foreign private issuer to follow its home country requirements to some extent concerning corporate governance issues, including whether a majority of its board of directors must be independent, then provide a risk factor that discloses this reliance, describes the corporate governance matters affected, and discloses whether applicable Bermuda requirements provide less protection than those required under Nasdaq or AMEX rules.
     The risk factor entitled “Control of the Company Rests with Majority Shareholder; Controlled Company Exception for Any Exchange Listing; Risks Related to PEWC” on page 5 of Amendment No. 1 has been revised to disclose the following:
     (a) should the Company list its common shares on either Nasdaq or NYSE Alternext US, it may choose to rely on either Nasdaq Rule 4350(a) or AMEX Company Guide Section 110, as the case may be; and
     (b) such rules would permit that less than a majority of the Company’s directors be independent, which is permissible under the laws of both Bermuda and Taiwan.

November 25, 2008
Page Four
4.	Please add a risk factor that discloses whether an investor would find it difficult:
•	to effect service of process in the United States against you or your non-U.S. officers, directors and experts named in the registration statement;

•	to enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws in a U.S., Bermuda, or Taiwan court against you and the above-described persons; and

•	to bring an original action in a U.S., Bermuda or Taiwan court to enforce liabilities based upon the U.S. federal securities laws against you and the above-described persons.
     Then provide comparable disclosure in the “Enforceability of Certain Liabilities” section of the registration statement. See Item 101(g) of Regulation S-K.
     The Company wishes to direct the Staff to the risk factor entitled “Corporate Matters; Limited Recourse; Limited Enforceability” on page 10 of Amendment No. 1. The Company believes such risk factor substantially addressed the Staff’s comment, but has revised such risk factor in Amendment No. 1 to disclose that an investor may find it difficult to do the following:
     (a) effect service of process in the United States against non-U.S. experts named in the registration statement;
     (b) enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws in a Taiwan court against the Company and its non-U.S. officers, directors and experts named in the registration statement; and
     (c) bring an original action against the Company and the above-described persons in a Taiwan court to enforce liabilities based upon the U.S. federal securities laws.
     Comparable disclosure has been provided in the “Enforceability of Certain Liabilities” section on page 89 of Amendment No. 1.
Disclosure Controls and Procedures and Internal Controls over Financial Reporting Classified as Ineffective, page 5
5.	In this risk factor, please briefly disclose the four material weaknesses and certain significant deficiencies in your internal controls over financial reporting as of December 31, 2007. At an appropriate section of

November 25, 2008
Page Five
the prospectus, please discuss the remediation efforts. We note your disclosure on page 72 of your latest Form 20-F.
     The risk factor entitled “Disclosure Controls and Procedures and Internal Controls Over Financial Reporting Classified as Ineffective” on page 6 of Amendment No. 1 has been revised to disclose the four material weaknesses and certain significant deficiencies in the Company’s internal controls over financial reporting as of December 31, 2007. This risk factor has also been revised to disclose specific remediation efforts implemented by the Company with respect to these material weaknesses and significant deficiencies.
Delinquency in Reporting Obligations; Reporting of Financial Results, page 5
6.	You have stated that the company filed its 2008 annual report on a timely basis when it appears that the company filed its Form 20-F for the year ended December 31, 2007. Revise accordingly.
     The Company has revised page 8 of Amendment No. 1 to state that it timely filed its Form 20-F for the year ended December 31, 2007 (not 2008).
7.	You have stated that, because the company is a foreign private issuer, it is not required to provide financial statements on a quarterly or semi-annual basis. Clarify whether the company is required to provide quarterly or semi-annual financial statements under Bermuda law.
     The Company is not required to provide quarterly or semi-annual financial statements under the laws of either Bermuda or Taiwan, which is disclosed on page 8 of Amendment No. 1.
Potential Conflict of Certain Officers and Directors, page 6
8.	We note that all but two directors are affiliated with PEWC and that PEWC is the majority shareholder. Please expand this risk factor to further discuss how the conflicts of interest for the PEWC-affiliated officers and directors will impact the public shareholders of Asia Pacific. Please also discuss PEWC’s status as the majority shareholder.
     After careful consideration, the Company believes that the risk factor entitled “Potential Conflict of Certain Officers and Directors” on page 8 of Amendment No. 1 adequately discloses the material ways in which the potential conflicts of interest for the PEWC-affiliated officers and directors might reasonably impact the public shareholders of the Company. The Company wishes to direct the Staff to the risk factor entitled “Control of the Company Rests with Majority Shareholder; Controlled Company Exception for Any

November 25, 2008
Page Six
Exchange Listing; Risks Related to PEWC” on page 5 of Amendment No. 1 and the section entitled “Certain Historical Information Regarding Ownership and Control of the Company” beginning on page 24 of Amendment No. 1 for a discussion on PEWC’s status as the majority shareholder.
Risks Relating to China, page 8
9.	Because this risk factor is too long and bundles together several discrete risks under a general heading, it is confusing for investors. Disclose each material risk under a separate heading that accurately identifies the risk discussed (for example, the risk posed by the Chinese civil law system or the risk concerning the PRC government’s controls on the convertibility of the Renminbi into foreign currencies).
     Beginning on page 11, Amendment No. 1 discloses each material risk relating to China under a separate heading that identifies the risk discussed.
10.	On page 10, please clarify whether you qualify for the tax incentives provided to high-tech enterprises under the recently enacted PRC Measures.
     The Company has revised the risk factor entitled “Risks Relating to China: PRC Tax Treatments May Adversely Affect the Company’s Operations or Financial Condition” on page 13 of Amendment No. 1 as follows:
     (a) to state that only one of the Company’s subsidiaries, Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (“PEWS”), qualifies for the tax incentives provided to high-tech enterprises under the recently enacted PRC Measures; and
     (b) to provide the scheduled income tax rates of PEWS through 2012.
11.	If material, discuss the risk posed by the PRC government providing less protection to a company’s intellectual property than that provided in the United States or Bermuda.
     The risk posed by the PRC government providing less protection to a company’s intellectual property than that provided in the United States or Bermuda is not material to the Company and is therefore not discussed in Amendment No. 1.

November 25, 2008
Page Seven
International Business Risks, page 12
12.	Clarify whether you expect the current global financial and economic crisis to affect adversely your results of operations or financial condition.
     The Company has included a risk factor entitled “Current Economic Risks” on page 16 of Amendment No. 1 that:
     (a) provides a brief summary of the current global financial and economic crisis; and
     (b) states that such crisis has materially and adversely affected the trading price of the Company’s common shares and could materially and adversely impact the Company’s access to capital and its results of operations and/or financial condition.
Interim Financial Data
13.	Please revise to include your interim financial statements for the period ending June 30, 2008 in accordance with the Item 8 requirement of Form 20-F.
     Beginning on page F-1 of Amendment No. 1 are the Company’s interim financial statements for the period ended June 30, 2008. The Company has made conforming revisions throughout Amendment No. 1, including by adding an operating results discussion for the six-month period ended June 30, 2008 compared with the six-month period ended June 30, 2007, beginning on page 48.
Information on the Company, page 19
History and Development of the Business, page 19
14.	In the third paragraph, we note your statement that “the company is one of the five largest producers of telecommunications and low voltage power cable and enameled wire in Thailand.” Please disclose the basis for this assertion and the measure by which you are the largest.
     The Company has revised its disclosure on pages 1 and 23 of Amendment No. 1 to provide that the basis for the assertion that the Company is one of the five largest producers of telecommunications and low voltage power cable and enameled wire in Thailand is information published by the Thai Ministry of Commerce on sales by dollar value of telecommunications and low voltage power cable and enameled wire in Thailand.

November 25, 2008
Page Eight
Certain Historical Information Regarding Ownership and Control of the Company, page 20
15.	Please make it clear what restrictions or obligations currently exist with respect to the company shares held by PEWC. Also, it is not clear at the top of page 21 what effect the agreement extended through 2009 has on the PEWC shares currently.
     The Company has revised its disclosure on page 25 of Amendment No. 1 to provide the following:
     (a) under the debt restructuring agreement that has been extended through 2009, PEWC may not make any material acquisitions or dispositions of assets, which would include the shares of the Company it holds, without prior consent from the PEWC Banking Group;
     (b) PEWC has informed the Company that (i) the PEWC Banking Group has agreed not to take any action in respect of collateral securing the credit obligations of PEWC to the PEWC Banking Group so long as PEWC is in compliance with the debt restructuring agreement, and (ii) that the collateral no longer includes the Common Shares of the Company owned beneficially by PEWC; and
     (c) the record owner of the shares of the Company owned beneficially by PEWC, Moon View, a BVI holding company and a wholly-owned subsidiary of PEWC, has informed the Company that there are no liens or encumbrances on the Company shares owned of record by Moon View, other than a pledge of those shares by Moon View in favor of PEWC which secures a loan extended by PEWC to Moon View.
16.	In the third paragraph on page 20, please explain what the “guaranteed returns payable” was.
     The term “plus a guaranteed returns payable” used in connection with the exercise of the Repurchase Option by PEWC has been deleted and replaced on pages 24 and 65 of Amendment No. 1 to say “plus a guaranteed carried interest payable by PEWC to Sino-JP, which, in effect, provided to Sino-JP a payment of interest at fourteen percent (14%) per annum on its acquisition cost for the APWC shares it purchased.”
17.	Please clarify who APCW is.
     The Company was unable to locate the use of the term “APCW” in the registration statement. However, the Company has replaced any uses of the term “APWC” in the registration statement with the “Company.”

November 25, 2008
Page Nine
18.	In the second paragraph on page 21, please clarify specifically what the disputes relating to the company’s governance and other matters were.
     Pages 25 and 67, of Amendment No. 1 provide the following clarification with respect to the governance disputes that arose between PEWC and Sino-JP:
Specifically, the board was unable to reach a consensus on the proper treatment of certain doubtful accounts receivable. In addition, the then current Chief Financial Officer of the Company questioned the then current auditors of the Company regarding the thoroughness of their review of these accounts receivable during the course of their 2004 audit of the Company’s financial statements, which led to the cessation of the 2004 audit by the auditors at that time. The initial narrow dispute between board members designated by Sino-JP and other board members regarding the accounting treatment for doubtful accounts receivable grew in scope, such that it became very difficult to achieve a consensus on a number of strategic and operational matters, due to the effective veto right held by the Sino-JP board designees.
Competition, page 30
19.	Please disclose the bases for the following assertions regarding your competitive position and the measure by which the company is the largest:
•	For Thailand, “Siam Pacific and Charoong Thai are two of the five largest wire and cable producers in Thailand.”

•	For Singapore, “The company believes it is the largest manufacturer of low voltage power cable in Singapore” on page 30 and “The company believes that Sigma Cable is the largest producer of low voltage power cable products in Singapore” on page 34.

•	For China, “PEWS is one of the largest enameled wire manufacturers amongst the six manufacturers in Shenzhen” on page 30 and “SPFC is one of the largest manufacturers of fiber optic cables in Shandong Province” on page 31.
     The Company has revised its disclosure on pages 34 and 39, of Amendment No. 1 to provide that the basis for the assertion that Siam Pacific and Charoong Thai are two of the five largest wire and cable producers in Thailand is information published by the Thai Ministry of Commerce on sales by dollar value.

November 25, 2008
Page Ten
     The Company has revised its disclosure on pages 1, 23, 35 and 39 of Amendment No. 1 to provide that the Company believes it is the largest or second largest supplier of power cable in Singapore, based on information on sales by dollar value provided by the Cable Association in Singapore.
     The Company has revised its disclosure on page 35 of Amendment No. 1 to provide that the basis for the assertion that:
     (a) PEWS is one of the largest enameled wire manufacturers amongst the six manufacturers in Shenzhen is information provided by customers and suppliers; and
     (b) SPFO is one of the largest manufacturers of fiber optic cables in Shandong Province is information on sales by dollar value provided by the Optical Cables Trade Association.
Operating and Financial Review and Prospects, page 36
Disclosures of Critical Accounting Policies, page 36
20.	Considering the decline in your stock price and market capitalization over the past six months, your current critical accounting policy for goodwill, particularly your disclosure of assessing the recoverability of goodwill, appears to be too general in nature to provide an investor with sufficient information about management’s insights and assumptions with regard to the recoverability of this asset balance. Please expand your disclosures to describe the steps that you perform to review your goodwill for recoverability, the assumptions used, and provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods. For example, your policy note should quantify the projected cash flows used in your analysis, the growth rate used in projecting cash flows, quantify the discount rate, include terminal value assumptions, and discuss how you assessed your reporting units under paragraph 30 and 31 of SFAS 142. Given the current economic conditions and the impact it has had on your stock price and operations, this detailed information will provide the reader with a greater insight into the quality and variability of your financial position and operating results. Refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

November 25, 2008
Page Eleven
     The Company has modified its disclosure on page 42 of Amendment No. 1 to include the following:
     (a) the steps taken to assess goodwill for recoverability;
     (b) how the Company assessed its reporting units under paragraphs 30 and 31 of SFAS 142; and
     (c) known trends and uncertainties that could affect the recoverability of goodwill in the future.
     The Company supplementally notes to the Staff that it has not disclosed the cash flows used in the goodwill test or quantified the terminal value, as SFAS 142 does not require such disclosure. Furthermore, the Company supplementally notes to the Staff that it has carefully reviewed Release 33-8350 and believes its revised disclosure satisfactorily provides management’s view of the implications and significance of the information to satisfy the objectives of MD&A and believes that adding the specific amounts of cash flows and terminal value will not enhance the information already provided to investors.
Operating Results, page 42
21.	Your discussion of results of operations addresses multiple factors contributing to year over year changes in line items; however, your discussion should quantify each of the factors. For example, you disclose gross profit decreased as a result of decreased margins in the enameled wire products and telecommunications cable in Thailand, offset by an increase in profit margins for power cable products. However, your disclosure does not quantify the impact. Refer to FRR No. 36-501.04.
     The Company wishes to direct the Staff to the discussion of results of operations beginning on page 48 of Amendment No. 1, which includes quantifications of each of the factors contributing to year over year changes in line items.
22.	With regard to the gain on the sale of investment in 2007 that was attributable to the sale of warrants held by a subsidiary, please revise to disclose the nature of this transaction, how you are accounting for the transaction and why the recognition of a gain is appropriate. Cite the authoritative literature that supports your accounting.

November 25, 2008
Page Twelve
     The Company wishes to direct the Staff to page 53 of Amendment No. 1 for a revised disclosure on the nature of the transaction that led to the gain on sale of investment in 2007, how the Company is accounting for the transaction and why the recognition of a gain is appropriate. Such revised disclosure is reprinted below:
The gain on sale of investment in 2007 was primarily attributable to a $35,000 realized gain on sale by Sigma Cable Company (Private) Limited (“Sigma Cable”) of 80,000 shares of Hong Fok Corporation Limited, a public company listed on the Singapore Stock Exchange (SGX). The Company accounted for this investment in accordance with SFAS 115 — “Accounting for Certain Investments in Debt and Equity Securities.” The investment was classified as “held for sale” and the Company recognized approximately $13,000 of unrealized gain in shareholders’ equity and other comprehensive income prior to the sale of the securities.
23.	Please provide information regarding governmental economic, fiscal, monetary, or political policies or factors that have affected or could materially affect the company’s operations or investments by host country shareholders. See Part I, Item 5(A)(4) of Form 20-F.
     The Company has revised its disclosure at the beginning of the “Operating Results” section on page 48 of Amendment No. 1 to provide the following:
     (a) based upon a review of Schedule 13D and 13G filings made with the Commission by shareholders, and a review of the share register maintained by the Company’s transfer agents in Bermuda and the U.S., the Company is not aware that it has any shareholders resident in the jurisdictions where the Company has business operations; and
     (b) the Company’s operations and results are impacted by economic, fiscal, monetary and political policies of the respective governments in the countries where the Company has operations, but that impact is not a function of the shareholder base of the Company.
Liquidity and Capital Resources, page 47
24.	Please briefly disclose the reason for the difference in net cash generated from operating activities from 2006-2007.
     The Company has revised its disclosure in the “Liquidity and Capital Resources” section beginning on page 57 of Amendment No. 1 to disclose the reason for the difference in net cash generated from operating activities from 2006 to 2007.

November 25, 2008
Page Thirteen
25.	Please evaluate the sources and amounts of cash flow, including the nature and extent of any legal or economic restrictions on the ability of subsidiaries to transfer funds to you in the form of cash dividends, loans, or advances and the impact such restrictions have had or are expected to have on your ability to met your cash obligations. See Part I, Item 5(B) of Form 20-F. On page 7, we note that you have no direct business operations other than your ownership of the capital stock of your subsidiaries and joint venture holdings and that there are restrictions on the ability of some of your subsidiaries to pay you dividends.
     The Company has revised its disclosure in the “Liquidity and Capital Resources” section beginning on page 57 of Amendment No. 1 to evaluate its sources and amounts of cash flow.
     Additionally, the Company has revised its disclosure in the “Liquidity and Capital Resources” section to provide the following:
     (a) as noted in the risk factors section, the Company’s operating subsidiaries and other holdings and investments may be subject to restrictions on their ability to make distributions to the Company;
     (b) such restrictions could result from restrictive covenants in the Company’s loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other hard currency and other regulatory restrictions such as the PRC legal restrictions on payments of dividends; and
     (c) the Company is not aware of any other restrictions in other countries (that is, other than the PRC) in which it does business other than those discussed in the risk factors section.
26.	Please expand your liquidity section to discuss your credit arrangements and borrowings in more detail. See Part I, Item 5(B)(1)(b) of Form 20-F.
     The Company has expanded its disclosure in the “Liquidity and Capital Resources” section beginning on page 57 of Amendment No. 1 to provide that there is no seasonality to the Company’s borrowings, nor is there any restriction on the use of such borrowings.
27.	We note your statement on page 74 that “the company requires a significant amount of U.S. dollars for its ongoing equipment upgrade and maintenance programs.” To the extent applicable, please discuss these capital expenditures in accordance with Item 5(B)(3) of Form 20-F.

November 25, 2008
Page Fourteen
     The Company has revised the “Liquidity and Capital Resources” section beginning on page 57 of Amendment No. 1 to include the additional disclosure requested by the Staff. The Company supplementally informs the Staff of the following:
     (a) the Company has no material capital expenditure obligations as of December 31, 2007 and June 30, 2008, other than its capital lease obligations appearing in the Contractual Obligations table on page 60 of Amendment No 1; and
     (b) the Company has been able to satisfy the funding requirements of its capital equipment requirements through cash generated by its operations and its credit facilities, and continues to believe that those sources will be more than adequate to meet its funding needs in the foreseeable future.
28.	Include your interest commitments under your interest-bearing debt in your contractual obligation table on page 46, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Refer to footnote 46 to Release 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
     The Company has revised the Contractual Obligations table on page 60 of Amendment No. 1 to include interest commitments under its interest-bearing debt.
29.	We note your Composite Services Agreement with PEWS which contains provisions that define the relationship and the conduct of the respective businesses of the Company and PEWC, including purchases of raw materials. Please revise your liquidity section to discuss this agreement, including any obligations due to or from PEWC that has impacted or you anticipate will impact cash flows, liquidity and operations.
     The Company has revised its disclosure in the “Liquidity and Capital Resources” section beginning on page 57 of Amendment No. 1 in order to:
     (a) make a reference to the summary of the material terms of the Composite Services Agreement appearing in the “Material Contracts” section of the registration statement;
     (b) state that there are no obligations binding on the Company in favor of PEWC, nor are there any pre-established purchase commitments for copper under such agreement;

November 25, 2008
Page Fifteen
     (c) state that such agreement should not impact cash flows or liquidity until such time as actual purchases are made in the ordinary course, but that such agreement may impact operations to the extent that PEWC is not able to fulfill its obligations, such as supplying copper when copper is not otherwise readily available on comparable terms from other market sources; and
     (d) state that cash generated by operations and borrowings from the Company’s credit facilities has been the primary source of funding purchases under such agreement, and that the Company believes these sources will continue to provide sufficient funds for future purchases under this agreement.
30.	We note that during the year ended December 31, 2007, you had a significant change in your accounts receivable balance. Given the impact that receivables have on your liquidity, please revise your MD&A to explain the reasons for the increases and any variances in the corresponding turnover ratios. Additionally, we note that you have incurred $3.3 million in bad debt charges as well as significant write offs during 2007 and that the provision largely related to a major telecommunication subcontractor company. Please ensure your revised disclosure discusses this charge, the related accounts, whether or not you have any other accounts that are delinquent and would require a bad debt allowance and how the bad debt provision impacted or will impact liquidity.
     The Company has revised its disclosures in the “Operating Results” section beginning on page 41 of Amendment No. 1 and the “Liquidity and Capital Resources” section beginning on page 57 of Amendment No. 1 to provide additional discussion of the $3.3 million increase to its provision for doubtful accounts in connection with accounts receivable due from a major telecommunications company. The Company has also revised its disclosure in the “Liquidity and Capital Resources” section to further discuss the Company’s Days Sales Outstanding and the impact on its liquidity in the foreseeable future of its assessment of its accounts receivable.
31.	You disclose that cash provided by your operating activities will be sufficient to meet your anticipated working capital, capital expenditures and short term and long term obligations. With regards to the $71 million in purchase obligations for copper, please tell us and disclose how you plan to meet this obligation with your current rate of cash flows from operations. To the extent your operating cash will not cover this obligation, please disclosure the source of funds you plan to use to meet the obligation.

November 25, 2008
Page Sixteen
     The Company has revised its disclosures in the “Liquidity and Capital Resources” section beginning on page 57 of Amendment No. 1 to:
     (a) address how the Company plans to meet any purchase obligations and the source of funds to be used for such purchase obligations; and
     (b) disclose its ability to meet such obligations and that such obligations will continue to be met through cash generated by operations and the Company’s credit facilities.
     The Company supplementally informs the Staff that the $71 million of copper purchases represents open purchase orders as of December 31, 2007, and is a portion of the annual copper purchases required by the Company, which have ranged from $240 million to $280 million over the past two years.
32.	Your liquidity discussion largely reiterates what is presented in the statement of cash flows with little explanation of the reason for increases and decreases. Please revise your discussion to address the reasons for the changes in operating assets and liabilities. For example, as noted above your change in receivables has had a material impact on your operating cash flows. Please disclose your DSO for each period and explain any variances. Revise to provide expanded disclosure which will indicate the company’s ability to adjust its future cash flows to meet needs and opportunities, both expected and unexpected. Refer to FRR 501.03 and SEC Release 33-8350.
     The Company has revised its disclosures in the “Liquidity and Capital Resources” section beginning on page 57 of Amendment No. 1 to address the reasons for the changes in operating assets and liabilities, disclose its DSOs for each period and explain any variances, and indicate the Company’s ability to adjust its future cash flows to meet needs and opportunities.
Trend Information, page 48
33.	If material, please discuss the impact the on-going global credit crisis and economic downturn on your net sales, income from continuing operations, profitability, liquidity, or capital resources. See Part I, Item 5(D) of Form 20-F.
     The Company has revised its disclosure in the “Trend Information” section on page 59 of Amendment No. 1 to discuss the impact that the on-going global credit crisis and economic downturn on the Company’s operations.

November 25, 2008
Page Seventeen
Directors, Senior Management and Employees, page 49
34.	Please revise this section to address the following issues:
•	Please provide expanded disclosure regarding the background, including the business experience, of your named directors and officers. See Part I, Item 6(A) of Form 20-F.

•	In the director and executive officer chart and in Yuan Chun Tang’s biography, please disclose that he is the Chief Executive Officer.

•	Please include Daphne Hsu, your Controller, in the director and executive officer chart and provide a biography. It appears that she is a member of senior management. See General Instruction F to Form 20-F.

•	Please include biographies for Andy C.C. Cheng and Alex Erskine. See Part I, Item 6(A) of Form 20-F.

•	Please include in your disclosure whether Andy Cheng is related to Fang Hsiung Cheng. See Part I, Item 6(A) of Form 20-F.
     To the extent possible, the Company has revised its disclosures in the “Directors, Senior Management and Employees” section beginning on page 60 of Amendment No. 1 to discuss the background, including the business experience, of its named directors and officers. Where no additional background information has been provided, the Company supplementally notes to the Staff that such individual has no additional professional experience beyond that which is already specified.
     The Company has also revised its disclosures on pages 61 and 62 of Amendment No. 1 to:
     (a) note that Mr. Yuan Chun Tang is also Chief Executive Officer of the Company;
     (b) include Ms. Hsu in the director and executive officer chart and provide her biography;
     (c) include biographies for Mr. Andy C.C. Cheng and Mr. Alex Erskine; and
     (d) note that Mr. Andy C.C. Cheng and Mr. Fang Hsiung Cheng are not related, nor are Mr. Gai Poo Lee, Mr. Michael C. Lee, and Dr. Yichin Lee.
Compensation Committee, page 52
35.	Please provide a summary of the terms of reference under which the compensation committee operates. See Part I, Item 6(C)(3) of Form 20-F.

November 25, 2008
Page Eighteen
     Page 63 of Amendment No.1 provides a summary of the terms of reference under which the compensation committee operates, which summary is restated below:
According to the terms of reference under which it operates, the compensation committee is authorized to: (i) review and recommend to the board, or determine, the annual salary, bonus, stock options, and other benefits, direct and indirect, of the senior management of the Company and its principal operating subsidiaries; (ii) review new executive compensation programs; review on a periodic basis the operation of the Company’s executive compensation programs to determine whether they are properly coordinated; establish and periodically review policies for the administration of executive compensation programs; and take steps to modify any executive compensation programs that yield payments and benefits that are not reasonably related to executive performance; (iii) engage outside auditors and consultants to advise on market compensation; and (iv) establish and periodically review policies in the area of management perquisites.
Compensation, page 51
36.	Supplementally advise whether you have disclosed or are required to disclose the annual compensation of your named executive officers and directors for the most recently completed fiscal year under Bermuda law. See Part I, Item 6(B)(1) of Form 20-F.
     The Company supplementally advises the Staff that it has not disclosed, and is not required to disclose under Bermuda law, the annual compensation of its named executive officers and directors for the most recently completed fiscal year, nor is such disclosure required under the laws of Taiwan.
Major Shareholders and Related Party Transactions, page 52
37.	Please disclose the number of your U.S. resident holders and the percentage of your outstanding common shares owned by them. See Part I, Item 7(A)(2) of Form 20-F.
     The Company wishes to direct the Staff to the disclosure beginning on page 65 of Amendment No. 1 providing the following:
     (a) other than the approximately 50,000 common shares held by directors or officers who are not resident in the United States, the Company believes that substantially all of its registered securities are held by U.S residents;

November 25, 2008
Page Nineteen
     (b) the Company has no means to definitively confirm that belief, however, which is based upon a review of the share registers maintained by the Company’s Bermuda transfer agent and U.S. transfer agent and the addresses provided by the record holders; and
     (c) based upon a review of the records of the Company’s U.S transfer agent, including a list of non-objecting beneficial holders (NOBOs), the Company believes there are between 400 and 600 beneficial holders that are resident in the United States, although that range constitutes only the Company’s best estimate of the number of U.S beneficial holders.
38.	We note your related party disclosure here and in the Form 20-F that you incorporated by reference. However, you are required to provide related party information for fiscal years 2005 through the date of the registration statement. Please revise accordingly. See Part I, Item 7(B) of Form 20-F.
     The Company has revised its related party disclosure beginning on page 66 of Amendment No. 1 to provide related party information for fiscal years 2005 through the date of the registration statement.
Selling Shareholder, page 58
39.	Please describe the material transactions and relationships between you and SOF Investments, L.P. during the past three years. Please describe the transaction by which SOF Investments acquired its shares to be resold in materially complete terms, including the dates of transactions, the purchase price, if any, the parties who participated, and the number of shares received.
     The Company has revised its disclosure in the “Related Party Transactions” section beginning on page 66 of Amendment No. 1 to provide that other than the Shareholders Agreement, the Company is not a party to any agreements, and has not engaged in any other transactions, with SOF, or to the Company’s knowledge, its owners. Additionally, the Company has revised its disclosure in the “Selling Shareholder” section beginning on page 71 of Amendment No. 1 to provide that SOF acquired its 2,766,154 common shares from Sino-JP Fund Co., Ltd. on June 28, 2007 in consideration for a purchase price of $11,756.154.50.
40.	Please also tell us whether SOF Investments is a broker-dealer or an affiliate of a broker-dealer. If they are a broker-dealer, please state that they are an underwriter with respect to the shares that they are offering

November 25, 2008
Page Twenty
for resale. If they are an affiliate of a registered broker-dealer, please revise to disclose the following:
•	that the SOF Investments purchased in the ordinary course of business; and

•	that, at the time of purchase of the securities to be resold, they had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
     If SOF Investments is unable to make these representations, please state that they are an underwriter.
     The Company has revised its disclosure in the “Selling Shareholder” section beginning on page 71 of Amendment No. 1 to provide that SOF may be considered an “underwriter” within the meaning of the Securities Act of 1933, as amended.
41.	Please disclose the natural persons of SOF who beneficially own the shares.
     The Company has revised its disclosure on pages 65 and 71 of Amendment No. 1 to provide the following:
     (a) MSD Capital, L.P. (“MSD Capital”) is the general partner of SOF and may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by SOF Investments;
     (b) MSD Capital Management LLC is the general partner of MSD Capital and may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by MSD Capital;
     (c) each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of MSD Capital Management and may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by MSD Capital Management; and
     (d) each of Messrs. Fuhrman, Phelan and Lisker disclaim beneficial ownership of such securities, except to the extent of the pecuniary interest of such person in such securities.
Additional Information, page 59
42.	Please include the information relating to options required by Item 10(A)(5) of Form 20-F or an appropriate negative statement.

November 25, 2008
Page Twenty-One
     The Company has revised its disclosure in the “Share Capital” subsection of the “Additional Information” section on pages 72 of Amendment No. 1 to provide that:
     (a) no capital of the Company is under option or agreed conditionally or unconditionally to be put under option;
     (b) the stock option plan established by the Company in 1996 prior to its initial public offering was terminated by the Board of Directors in 2006; and
     (c) no options were ever exercised and no common shares were ever issued under that terminated plan.
43.	Please disclose whether Bermuda law or your memorandum and articles of incorporation:
•	Requires a majority of your directors to be independent;

•	Permits cumulative voting; and

•	Allows for the issuance of preferred stock or the adoption of other “poison pill” measures that could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.
     The Company has revised its disclosure as follows:
     (a) on page 77 of Amendment No. 1 to provide that neither Bermuda law nor the Company’s memorandum of association or bye-laws requires a majority of the Company’s directors to be independent;
     (b) on page 73 of Amendment No. 1 to provide that cumulative voting is not provided for under the memorandum of association or bye-laws; and
     (c) on page 73 of Amendment No. 1 to provide that the Company’s bye-laws provide for the issuance of preferred stock that could be used to prevent a takeover attempt, or to make a takeover attempt prohibitively expensive, and thereby preclude shareholders from realizing a potential premium over the market value of their shares.
Taxation, page 68
44.	An investor is entitled to know of the material income tax consequences, and not just “certain” ones, under both U.S. federal and Bermuda law. Please revise accordingly.

November 25, 2008
Page Twenty-Two
     Amendment No. 1 clarifies on page 81, 82 and 87 that all material income tax consequences under U.S. federal and Bermuda law, and not just “certain” ones, have been disclosed, subject to the assumptions, qualifications and limitations in the taxation discussion.
Where You Can Find More Information; Incorporation of Certain Information By Reference, page 76
Incorporation of Information by Reference, page 77
45.	Please delete your statement that you incorporate by reference “any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered.” Future incorporation by reference is permitted only under Form F-3, not Form F-1 registration statements.

Additionally, please also include the following in the prospectus:
•	A statement indicating that the reports and materials are available from the SEC through the EDGAR system or the public reference room; and

•	A statement identifying your web site address where such incorporated reports and other materials can be accessed.
     The Company has deleted from Amendment No. 1 the statement that the Company incorporates by reference any future filings it makes with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by the prospectus have been sold or de-registered.
     The Company wishes to direct the Staff to the statement on page 90 of Amendment No. 1 regarding the availability of reports and materials from the SEC through the EDGAR system or the public reference room. Amendment No. 1 includes a statement on page 90 identifying the Company’s web site address where incorporated reports and other materials can be accessed.
Undertakings, page II-1
46.	We note that you have specifically incorporated by reference your Annual Report on Form 20-F for the 2007 fiscal year. Therefore, please include the undertaking in Item 512(e) of Regulation S-K.

November 25, 2008
Page Twenty-Three
     The undertaking in Item 512(e) of Regulation S-K is included on page II-3 of Amendment No. 1.
Form 20-F for the Year Ended December 31, 2007
General
47.	Please comply with the above comments in future filings as applicable.
     The Company affirms to the Staff that it will comply with the above comments in future filings as applicable.
48.	Please tell us why you have not filed your copper supply and joint venture agreements as exhibits pursuant to Instruction 4 to Exhibits on Form 20-F. In addition, we note your statement that you engage in transactions in the ordinary course of business with PEWC. However, under Instruction 4(b)(i), agreements with shareholders must be filed as exhibits. Therefore, please file your Composite Services Agreement with PEWC as an exhibit.
     English language summaries of the Company’s joint venture agreements have been filed as Exhibit 10.7 to Amendment No. 1.
     Except for with respect to the Composite Services Agreement, the Company purchases its copper on a purchase order basis subject to the suppliers’ standard terms and conditions. As such, the Company has not filed those purchase orders and standard terms and conditions as exhibits. For a copy of the Composite Services Agreement, the Company wishes to direct the Staff to Exhibit 10.1 to the Registration Statement on Form F-1 filed by the Company with the SEC on November 13, 1996.
3.3.6 Disclosure Controls and Procedures and Internal Controls Over Financial Reporting Classified as Ineffective, page 9
49.	Disclose in greater detail the nature of the four material weaknesses identified in your disclosure. In this regard, also revise to disclose the specific steps that the Company implemented at its June 13, 2008 Board meeting to remediate the material weaknesses.
     The Company wishes to direct the Staff to the risk factor entitled “Disclosure Controls and Procedures and Internal Controls Over Financial Reporting Classified as

November 25, 2008
Page Twenty-Four
Ineffective” beginning on page 6 of Amendment No. 1 for a description of the four material weaknesses and the specific steps that the Company has taken to remediate such material weaknesses.
Note 4. Summary of Significant Accounting Policies
Property, Plant and Equipment, page F-13
50.	You disclose that in 2006 you terminated your NPC joint venture and that the remaining property and equipment is classified as assets held for development. Please tell us how you were accounting for your interest in NPC prior to ceasing operations at NPC and how you accounted for the liquidation of the NPC business. Cite the authoritative guidance that supports your accounting for this interest before and after the liquidation and the presentation of the remaining assets that you have recorded as assets held for development.
     The Company supplementally informs the Staff that it entered into a joint venture agreement on December 31, 1993 to form NPC. It currently has a 94.31% interest in NPC under that joint venture agreement. Prior to the termination of the operations of the joint venture, the Company accounted for its investment in NPC as a consolidated subsidiary with minority interests in accordance with paragraph 13 of SFAS 94 — “Consolidation of All Majority-Owned Subsidiaries.”
     The Company terminated the operations of the joint venture in early 2006, for reasons cited in Section 4.3 of the Company’s 2007 Form 20-F, and recognized an impairment charge of $196,000 relating to certain fixed assets of NPC and assessed its liabilities in accordance with SFAS 146 — “Accounting for Costs Associated with Exit or Disposal Activities.” All such liabilities relating to the termination of NPC’s employees were paid prior to December 31, 2006. There were no other liabilities identified by the Company in connection with the termination of operations of NPC as of December 31, 2006. Following this, the Company liquidated certain machinery and equipment through sales to third parties. The land, building and some remaining machinery and equipment are still held by NPC.
     NPC remains a consolidated subsidiary of APWC. In connection with assets still held by NPC, management does not intend to dispose of these assets in a sale. For example, management is considering utilizing the land use rights and converting the building for use in future manufacturing operations. The Company is in the process of procuring local regulatory approvals for establishing a new operating business on the NPC site, although the Company cannot make any public announcements regarding this endeavor unless and until those local regulatory approvals are in place. Consequently, the Company believes that the remaining assets held by NPC meet the criteria of “assets held for use” under paragraph 27 of SFAS 144 — “Accounting for the Impairment or Disposal of Long-Lived Assets.” The assets are reported in the Company’s 2006 and 2007 balance sheets under the caption of “Held for Development.” This was believed to be more descriptive of management’s intentions

November 25, 2008
Page Twenty-Five
regarding these assets and not a statement of accounting policy inconsistent with the term “assets held for use,” as that term is defined in SFAS 144. To avoid any misunderstanding that may be caused by the caption “Held for Development,” the Company will modify its presentation of the amount of these assets to comply with the held for use criteria in SFAS 144 in future filings.
51.	With regards to your interest in Sigma-Epan which ceased manufacturing operations in May 2007, please tell us how you are accounting for the cessation in manufacturing and how you considered paragraphs 27 and 28 and 41-43 of SFAS 144, in determining that this did not qualify for discontinued operations presentation during the year ended December 31, 2007.
     The Company supplementally informs the Staff that Sigma-Epan International Pte. Ltd. (“Sigma-Epan”) is a holding company that continues to engage in non-material trading activities through its subsidiary, Epan Industry Pte, a small trading company employing eight individuals. Sigma-Epan terminated its manufacturing operation in May 2007, which was conducted through its subsidiary Elecain Industry Malaysia (“EIM”). In 2007, EIM sold its fixed assets and recognized a gain of $8,000, which is included in other income. EIM sold its inventories and recognized a gain of $40,000, which is included in gross profit.
     The Company reviewed paragraphs 27, 28 and 41-43 of SFAS 144 in preparing its Form 20-F for 2007 and concluded that the impact of the operations and the financial position of Sigma-Epan was not material to a further understanding of the consolidated results from operations and financial position for the years presented. Accordingly, the Company believes that reporting the results of Sigma-Epan as discontinued operations would not be material to an investment decision.
Revenue Recognition, page F-15
52.	You indicate that sales are net of returns. Tell us and disclose your return policy as well as any other sales incentives you provide. For each period presented, please tell us and disclose in MD&A how much you have recorded in provisions for each of the above sales incentives and how these incentives have impacted operations. Also tell us how you have considered EITF 01-09 with regards to the recognition, measurement and classification of each of these provisions.
     The Company has revised its disclosure on page 44 of Amendment No. 1 to provide the following summary of its return policy and any other sales incentives:

November 25, 2008
Page Twenty-Six
     Given its wide geographical operation and range of products, the Company does not have a formal corporate return policy for its entire operation. However, each operating subsidiary does have its own return policy. Generally, the Company honors returns on products when the products are defective. The returns are recognized as a reduction to gross sales. Such returns of defective products are not significant to the total sales value.
     The Company offers sales incentives in connection with power cable sales to wholesalers and distributors. These incentives include both rebates offered to customers for purchasing a certain volume of product during the year and settlement discounts for early payment of sales invoices. Both forms of incentives are recognized as a reduction to gross sales. The Company has revised its disclosure in the “Operating Results” section beginning on page 48 of Amendment No. 1 to disclose the reduction to gross revenue resulting from sales incentives. The Company supplementally informs the Staff that the rebates and settlement discounts are in the form of cash reductions to the sales price offered to customers. The Company does not receive any goods or services in exchange for these incentives. Consequently, these sales incentives are a form of cash incentive that are appropriately accounted for as a reduction of revenue consistent with EITF 01-9, paragraph 9.
53.	We note your disclosure on page 15 with regards to your sales of wire and cable products that you distribute for PEWC. Please quantify the amount of sales made for copper rod and wire and cable products manufactured by PEWC for each period presented, tell us and disclose whether you are presenting these sales on a gross or net basis and how your presentation complies with EITF 99-19.
     The Company has revised its disclosure on page 34 of Amendment No. 1 to quantify the amount of sales made for wire and cable products manufactured by PEWC for each period presented. The Company no longer makes sales of copper rods manufactured by PEWC.
     The Company supplementally informs the Staff that it sells products manufactured by PEWC through its subsidiary in Singapore, Sigma Cable Company (Private) Limited. The Company has reviewed the requirements of EITF 99-19 — “Reporting Revenue Gross as a Principal versus Net as an Agent” and has concluded that the gross presentation of reporting revenue from sales of distributed products is appropriate. The Company has revised its critical accounting policy for revenue recognition, as follows:

November 25, 2008
Page Twenty-Seven
The Company is also a distributor of wire and cable products manufactured by PEWC. Revenue on distributed products is recognized based on the gross amount billed to a customer because it has earned revenue from the sale of the goods or services, in accordance with EITF 99-19 — “Reporting Revenue Gross as a Principal versus Net as an Agent.” Cost of sales of distributed products is reported separately. Revenue earned on distributed products is reported gross, as the Company:
•	is the primary obligor in the arrangement with the customer;

•	takes title to the products;

•	has the risks and rewards of ownership; and

•	does not act as an agent or broker and is compensated based on the price it establishes for the products it sells.

54.	With regards to the sale of goods and distribution activities, please revise to disclose how your accounting policy addresses each of the revenue recognition criteria set forth in SAB 104.
     The Company had revised its disclosure on page 43 of Amendment No. 1 in order to disclose how its accounting policy addresses each of the revenue recognition criteria set forth in SAB 104.
Note 7. Investments, page F-21
55.	We note your disclosure in footnote 13 that you have unrealized losses related to your investments. Given that these investments appear to be in a continuous unrealized loss position for more than 12 months, please expand future filings to provide the specific disclosures required by paragraph 21b of EITF 03-01.
     The Company will expand future filings to provide the specific disclosures required by paragraph 21b of EITF 03-01.
Note 10. Distribution of Earnings, page F-23
56.	We note your disclosure on page 13 that you have no direct business operations other than ownership in the capital stock of your subsidiaries and therefore your ability to pay dividends is dependent of distributions from the operating subs. Tell us how you considered the requirements

November 25, 2008
Page Twenty-Eight
for Schedule I of Article 5-04 of Regulation S-X in determining whether parent only financial statements should be included in your Form 20-F. In your response provide your calculations of the restricted net assets to the consolidated net assets to support your conclusions or revise to include the condensed financial information of the registrant as required.
     The Company supplementally informs the Staff that it has considered the requirements for Schedule I of Article 5-04 of Regulation S-X, and it has performed the related test as directed in Schedule I to determine if the restricted net assets of consolidated subsidiaries, as that term is defined in Schedule I and §210.4-08(e)(3) of Regulation S-X, exceeds 25% of consolidated net assets as of the end of 2007, the most recently completed fiscal year. This test was performed to determine if the Company is required to file condensed financial statements for the parent company in accordance with §210.12-04 of Regulation S-X.
     The result of the test was that restricted net assets of consolidated subsidiaries were 2.9% of consolidated net assets. A review of the Company’s subsidiaries resulted in identifying the following net assets amounts for Charoong Thai Wire and Cable Public Company Limited and Crown Century Holdings Limited that may not be transferred to the parent company in the form of loans, advances or cash dividends without third party approval. No other subsidiaries were subject to such restriction.

	(dollars in thousands)
	% holding	Legal Reserves	Share

Charoong Thai Wire & Cable	50.93%	$3,601	$1,834
Crown Century Holdings	100.00%	2,189	2,189

Total (A)			4,023

Consolidated net assets as of December 31, 2007 (B)			136,783

Proportionate share of restricted net assets of consolidated subsidiaries (A)/(B)			2.9%

57.	Further revise your liquidity section to state that your ability to service debt and fund operations is dependent on the results of operations of your subsidiaries and their ability to provide cash. Also, tell us and disclose if any dividends, loans or other distributions from your subsidiaries are subject to contractual and other restrictive governmental regulations and if so, tell us and disclose the nature of those restrictions.
     The Company has revised its disclosure in the “Liquidity and Capital Resources” section beginning on page 57 of Amendment No. 1 to state that its ability to service debt and fund

November 25, 2008
Page Twenty-Nine
operations is dependent on the results of operations of its subsidiaries and their ability to provide cash. The Company has further revised its disclosure in the “Liquidity and Capital Resources” section to describe the nature of any restrictions on dividends, loans or other distributions from its subsidiaries.
Note 17. Related Party Balances and Transactions, page F-35
58.	We note you have amounts due to related parties that are interest-free and payable upon demand. Please tell us the terms of these notes and how you considered APB 21 in determining that no interest needed to be imputed.
     The Company supplementally informs the Staff that it has considered APB 21 — “Interest on Receivables and Payables,” in which paragraph 3f excludes transactions between parent and subsidiary companies and between subsidiaries of a common parent from the requirements of the statement. The Company’s 2007 calculation of imputed interest on amounts due subsidiaries and equity investees in accordance with APB 21 for the share of ownership held by minority interests was $59,000. After careful consideration, the Company considered the amount to be immaterial and elected not to adjust its consolidated financial statements appearing in its Form 20-F for 2007.
Note 18. Defined Contribution and Benefit Plans, page F-38
59.	We note your adoption of SFAS 158 on December 31, 2006. Please tell us how you considered the disclosure requirements in paragraph 7 and 20 of SFAS 158 and refer to the page numbers in your document where you have provided these disclosures.
     In connection with the disclosure requirement under paragraph 20 of SFAS 158: appearing in Note 18 to the Company’s consolidated financial statements in Form 20-F is the statement that the Company has recorded an adjustment to increase its liability for pension and other postretirement benefits by $71 (thousand). The Company supplementally informs the Staff that this liability is included in “Other current liabilities.”
     In addition, under the disclosure requirement for paragraph 7a of SFAS 158, the amounts recognized in other comprehensive income for 2005, 2006 and 2007 are $0, $0 and $71,000, respectively. The amounts for 2006 and 2007 appear in Note 18.
     Under the disclosure requirement for paragraph 7b, there was no unrecognized net transition obligation and therefore no reclassification adjustment to other comprehensive income was required.
     Under the disclosure requirement for paragraph 7c, the amount in accumulated other comprehensive income that had not yet been recognized as a component of net periodic benefit cost for 2005, 2006 and 2007 was $0, $0 and $71,000, respectively. The amounts for 2006 and 2007 appear in Note 18, which includes $193,000 for actuarial loss and $(122,000) prior service credit for 2007.
     Under the disclosure requirement for paragraph 7d, included in Note 18 page F-40 of our 20-F is the following disclosure:
The estimated net loss and prior service cost (credit) for the defined benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $2 and $(6), respectively.
     With regards to the disclosure requirement under paragraph 7e, the Company believes that there is no disclosure to be made as the Company’s plans are unfunded. Consequently, there are no plan assets to be returned to the Company during the twelve month period following December 31, 2007.
     The Company respectfully requests that it forego disclosing in the Form F-1 those disclosures that do not appear in Note 18, i.e., identification of the line item in the Company’s statement of financial position of the incremental effect of applying SFAS 158 in 2006, and the disclosures under paragraphs 7a and 7c. In the case of the disclosure under paragraph 20, the Company has indicated in Note 18 that a liability has been recognized, and given the amount involved, the identification of the specific line item in which the liability appears is not material to the information presented in the statement of financial position. In the case of the disclosures for 7a and 7c, in light of the amounts for 2005, the Company again believes that the information is not material to an understanding of the impact of its defined pension plans.
Note 20. Segment Financial Information, page F-41
60.	You disclose that you have three reportable segments, one of which is Manufactured Products. However, we note that your manufactured products segment includes the sale of telecommunications cable, power cable and enameled wire products. Based on your discussion of gross profit in MD&A on page 41, it appears that you have discreet financial information of gross profit for the enameled wire and telecommunication products. We further note that you provide discreet financial information for each of the above products on page 41 of your Form F-1.

November 25, 2008
Page Thirty
Please tell us the factors used to identify the Company’s operating and reportable segments and explain why you believe that telecommunications cable, power cable and enameled wire are not separate reportable segments pursuant to paragraphs 10-17 of SFAS No. 131. See also paragraph 26 of SFAS 131.
     The Company has a number of operating subsidiaries, each of which manufactures a range of products offered by the Company, as well as one subsidiary that distributes products purchased from PEWC and one subsidiary that provides supply, delivery and installation (“SDI”) services. The Company is not organized, nor does it assess its performance, along the lines of specific manufactured products. For example, the Company’s manufacturing and sales personnel handle, or are expected to handle, the manufacture and sale, respectively, of each of the Company’s three principal product lines. Similarly, the Company’s supervisory personnel act and make decisions on a regional and market basis, and not on the basis of product lines. Additionally, capital equipment used by the manufacturing facilities is deployed in the production of more than one product.
     The raw materials and suppliers are substantially the same for each of the Company’s three principal product lines. In each case, the Company’s results are a function of customer demand, and in many cases the result of competitive bidding on large projects (infrastructure or otherwise). Each of the Company’s three principal product lines is subject to similar market forces, including the volatility of copper pricing on the London Metals Exchange.
     The Company captures certain key operational data and certain financial information specific to each product line, but does not view its operations and assess financial performance on a specific product line basis. The Company does capture sales and costs of sales by product line, and has historically included this information in its public filings, as it believes the information has aided in the disclosures of its overall business, and to provide further insight into its dominant segment, Manufactured Products. Notwithstanding the historical disclosures, the information was not meant to imply that the Company views the product lines as separate segments or that it manages its business on that basis.
     All of the product lines have historically been combined for the purpose of management’s, and in particular, the chief operating officer’s ability to assess the performance of all manufactured products as a whole, as well as to make decisions on resource allocation. We respectfully inform the Staff that the Company believes it has defined its segments consistent with the requirements under SFAS 131, and in a manner that faithfully reflects how management views the Company’s business.
Note 21. Summarized Financial Information of Equity Investee, page F-44
61.	We note for the past two years you have recorded impairment charges for your investment in SHP. Please tell us what the remaining value of this investment is and whether or not you anticipate additional impairment in future periods. To the extent, you anticipate future impairment, this fact should be disclosed.
     The Company has revised its disclosure on page 28 of Amendment No. 1 to provide the following:
     (a) the carrying value of the Company’s investment in SHP was $1.8 million as of December 31, 2007; and
     (b) in the event that the commencement of operations continues to be delayed or a decision is made to abandon the commencement of operations, market conditions remain depressed or deteriorate further or other factors present themselves that have a direct impact on the assessed value of SHP, the Company will recognize impairment losses in the foreseeable future that could result in the full write-off of its investment in SHP.
62.	We note your disclosure with regards to your equity investee’s financial statements and that you are unable to provide them because they are not audited by PCAOB registered accountants. Regardless of whether or not they have PCAOB registered accountants, tell us how you determined the significance of your investees with regards to Rule 3-09 of Regulation S-X and whether or not they would meet the quantitative thresholds in Rule 3-09 to require financial statements.
     The Company supplementally informs the Staff that it has considered the requirements of Rule 3-09 of Regulation S-X in determining the significance of its 50% or less investees accounted for on the equity method and whether they meet the thresholds established in Section 210.1-02(w), substituting 20% for 10% in the required tests. The result of the Company’s analysis is that none of its investees meet the thresholds that would require including separate investee financial statements. The following is the Company’s analysis:

November 25, 2008
Page Thirty-One
Rule 3-09 of Regulation S-X Test Pursuant to S-X section 210.1-02 (w)

	2006 Results		2007 Results
	Income test	Investment test	Income test	Investment test

Loxley Pacific Company Limited	0.0%	0.0%	0.0%	0.0%
Shandong Huayu Pacific Fibre Optics Communications Co. Ltd	0.0%	0.6%	-0.6%	0.5%
Shandong Pacific Rubber Cable Co., Ltd.	0.4%	0.4%	1.3%	0.4%
Thai Professional Telecom Network Co., Ltd	0.0%	0.0%	0.0%	0.0%
Siam Pacific Holding Company Limited	0.0%	0.0%	0.0%	0.0%
     The Company further informs the Staff that the statements made in Note 21 to the consolidated financial statements in its 2007 Form 20-F regarding the inability to provide audited financial statements of certain equity investees is not relevant to the financial statements appearing in the 2007 Form 20-F. The statement is a carryover from 2004 for which separate financial statements of Shandong Huayu Pacific Fiber Optics Communication Co., Ltd (“SHP”) and Loxley Pacific Company Limited (“LoxPac”) were included in the Company’s Form 20-F. The Company was able to include audited financial statements for SHP, but was unable to include audited statements for LoxPac. The language will be removed from future filings unless circumstances require its inclusion.